

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Renée Aguiar-Lucander
Chief Executive Officer
Calliditas Therapeutics AB
Kungsbron 1, C8
SE-111 22
Stockholm, Sweden

> **Re: Calliditas Therapeutics AB**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted February 4, 2020**
> **CIK No. 0001795579**

Dear Ms. Aguiar-Lucander:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our January 10, 2020 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Global Offering, page 8

1. With respect to the common shares that will be issued in the European private placement, please disclose in an appropriate location in your prospectus if, when and where such shares will be eligible to trade.

2. If the underwriters could conduct transactions during the global offering that stabilizes, maintains, or otherwise affects the market price of your common shares on Nasdaq Stockholm, please revise your "Underwriting" section to make that clear and to disclose when those transactions could be discontinued. Also, if any stabilizing by the underwriters is to begin on Nasdaq Stockholm before the effective date of the registration

statement, disclose the amount of securities bought, the prices at which they were bought and the period within which they were bought. Please also confirm that the prospectus you file under Securities Act Rule 424(b), or a post-effective amendment, will include information on the stabilizing transactions that took place before the determination of the public offering price of the securities offered in your global offering.

3.   Please revise the last bullet point on page 9 to disclose, if true, that the number of your securities to be outstanding after the global offering assumes no exercise by the underwriters of their option to purchase additional ordinary shares in the European private placement.

Budenofalk for Autoimmune Hepatitis, page 106

4.   We note your response to comment 8. However, given that Budenofalk for Autoimmune Hepatitis is one of the two programs highlighted in your pipeline table, your previous statements that the agreement is an opportunity to accelerate your development program in AIH, and the orphan drug designation it appears the program is material to your operations. We note your statements that there has been no clinical development in the US but also note the statements in your August 2019 press release that you aim to leverage the clinical trial data from Dr. Falk to support your discussions with the FDA and to accelerate your development program in AIH. Please file the agreement and disclose the material terms. Alternatively, revise your summary to remove the program from the pipeline table and provide additional disclosure emphasizing the nature of your early stage upcoming discussions with the FDA.

Patents, page 109

5.   We note your response to prior comment 11. If third parties could compete with you by developing another formulation for the oral delivery of budesonide or other corticosteroids to the ileum that would not infringe upon your patents, please revise to make that clear and include appropriate risk factor disclosure.

        You may contact Sasha Parikh at (202) 551-3627 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Michael Rosenberg, Esq.